EXHIBIT 23.01
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report, dated February 25, 2009, relating to the financial statements and financial statement schedule of Nicor Inc. (which expresses an unqualified opinion and includes an explanatory paragraph related to a change, in 2007, in the method of recognizing and measuring income tax positions, and a change, in 2008, in the method of offsetting amounts related to certain contracts), and the effectiveness of Nicor Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Nicor Inc. for the year ended December 31, 2008, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Chicago, Illinois
February 25, 2009